Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                December 18, 2012

VIA EDGAR

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Lion Consulting Group, Inc.
         Amendment No. 5 to Registration Statement on Form S-1
         Filed November 29, 2012
         File No. 333-181624

Dear Mr. Kluck:

     Pursuant to the staff's comment letter dated December 17, 2012, we respectfully submit this letter on behalf of our client, Lion Consulting Group, Inc., a Delaware corporation (the "Company").

     Amendment No. 5 to the Company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on December 18, 2012.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 5 to the Form S-1.

USE OF PROCEEDS, PAGE 15

     1. WE NOTE YOUR RESPONSE TO COMMENT 2 OF OUR LETTER DATED NOVEMBER 1, 2012. WE NOTE THAT YOU HAVE TWO LINE ITEMS ON PAGE 15 AND PAGE 25 DEVOTED TO "ADVERTISING" AND "MARKETING/ADVERTISING." THESE LINE ITEMS APPEAR SIMILAR IN NATURE. PLEASE EXPLAIN HOW THESE LINE ITEMS DIFFER BY FOOTNOTE OR ADVISE.

Company response: The Company has combined the "Advertising" and Marketing/Advertising" line items because they are similar in nature.

DESCRIPTION OF BUSINESS, PAGE 19

     2. WE NOTE YOUR RESPONSE TO COMMENT 3 OF OUR LETTER DATED NOVEMBER 1, 2012. WE NOTE, IN THE OPINION, COUNSEL STATES THAT YOU MAY BE SUBJECT TO TAXATION IN SWITZERLAND, WHICH COULD IMPACT AMOUNTS AVAILABLE FOR DISTRIBUTIONS. FURTHER, IT APPEARS THAT THERE IS A POSSIBILITY THAT INVESTORS MAY NEED TO HAVE SWISS COURTS ENFORCE JUDGMENTS ISSUED BY UNITED STATES COURTS. PLEASE ADD RISK FACTORS TO ADDRESS THESE RISKS AND EXPAND YOUR DISCLOSURE IN THIS SECTION TO ADDRESS THESE POSSIBILITIES.

Company response: On page 12, the Company has added risk factor disclosure regarding possible taxation in Switzerland and revised an existing risk factor regarding enforcing non-US judgments in Switzerland. Additionally, on page 19, the Company has added similar disclosure in the fourth paragraph.

PRINCIPAL SERVICES, PAGE 19

     3. IN REVIEWING YOUR DISCLOSURE, WE WERE NOT ABLE TO LOCATE YOUR RESPONSE TO COMMENT 5 OF OUR LETTER DATED NOVEMBER 1, 2012. WE THEREFORE REISSUE OUR COMMENT. PLEASE SPECIFICALLY STATE WHETHER YOU HAVE AN AGREEMENT IN PLACE WITH UNITED OIL GAS CORP. AND TRISTAR ENERGY GROUP INC. TO PROVIDE SERVICES TO THESE ENTITIES.

Company response: On page 19, the Company has added the text, "; however, we do not have an agreement in place with United Oil Gas Corp. or Tristar Energy Group Inc. to provide services to these entities."

Please contact the undersigned with any questions or comments.

                                Very truly yours,


                                /s/ Thomas E. Puzzo
                                ------------------------------
                                Thomas E. Puzzo